TENNYSON
NETWORKS LIMITED

January 15, 2003

By Facsimile
0015 1 202 942 9624
3 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finan
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated 15 January 2003 re **Tennyson launches Major Expansion with Bid to Buy Ericsson New Zealand's International Data Services Business.**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON
NETWORKS LIMITED

TENNYSON LAUNCHES MAJOR EXPANSION WITH BID TO BUY ERICSSON NEW ZEALAND'S INTERNATIONAL DATA SERVICES BUSINESS

Melbourne, 15 January 2003 – Tennyson Networks (ASX: TNY) today announced a major step towards growing the company into a substantial business after reaching conditional agreement to acquire the New Zealand-based Data Services division of Ericsson Communications Limited.

"It is expected that in a single stroke this will turn Tennyson into a significant business operation with annual revenues of approximately $30 million, strong cash flow and profitability, as well as a vastly more diversified product range and revenue stream in aligned businesses" said Tennyson Chairman, Mr Harvey Parker.

Ericsson's Data Services business, based in the New Zealand city of Napier, designs, markets and supports a range of high speed broadband internet products for international markets.

The division is profitable, with established products, a solid distribution chain and a blue chip customer, Poland's national telecommunications company. Over the past three years the business has generated more than $100 million in international sales. Tennyson believes there is great potential to penetrate other markets in Europe, the UK, Asia and Australia.

Mr Parker said, "For Tennyson, this is a low risk and highly exciting opportunity because the end sale price is linked to success. It's a structured purchase. The initial cash outlay is expected to be between $1 million to $1.4 million. The balance of the purchase price will be linked to the ongoing sales."

Mr Parker said the acquisition offered a win-win opportunity for all concerned. It builds on Tennyson's existing core competencies in voice, data and internet areas.

Ericsson Data Services (EDS) has a highly acclaimed R&D team in New Zealand with related competencies to those currently existing within Tennyson. The entire EDS team is being acquired by Tennyson, as part of the Agreement.

Until now, Tennyson's core product range has been the Smart Office eXchange (SOX), a converged voice and data platform. The company has considerable R&D expertise in this area and the internet skills of the Ericsson Data Services team will enhance the overall R&D capabilities considerably.

The Data Services division has developed technology which includes Ericsson-branded Synchronous High-speed Digital Subscriber Line (SHDSL) and Asynchronous Digital Subscriber Line (ADSL) products, which are installed inside local network exchanges by telecommunications companies so they can provide broadband internet services.

Under the proposed arrangement, Tennyson also gains a patent for IDSL technology and believes there is considerable scope for further product enhancement tied in with the growth and penetration of internet services.

Over the past 18 months Tennyson has been restructured, appointing a new chairman and independent directors. The focus is now on building a substantial and profitable business capable of growth and expansion, including compatible acquisitions.

Mr Parker said the purchase of the Ericsson business would provide a platform for further acquisition opportunities in related fields, which the company intends to pursue.

Tennyson and Ericsson have entered into a Heads of Agreement, giving Tennyson the right to continue negotiating for the purchase of the Data Services business on an exclusive basis until 14 February 2003. The Heads of Agreement is conditional on Tennyson satisfying all conditions by close of business on 28 February 2003. If all conditions are satisfied, the effective date of acquisition is 1 January 2003.

Contact details for Tennyson:
Harvey Parker, Chairman
Mobile: 0412 597 223